UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 30, 2006

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTH 2006

FINANCIAL AND OPERATING RESULTS

Moscow and New York (November 30, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter and nine months ended September 30, 2006.

Attachments A, B and C present definitions for certain terms used in this press release, the condensed consolidated financial statements of VimpelCom and tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures. Selected financial and operating results are also reported for each of the countries where VimpelCom was operating as of September 30, 2006.

Financial and Operating Highlights

•	Net operating revenues reached $1,358.9 million in the third quarter, a year-on-year increase of 52.6%.
•	OIBDA reached $717.8 million, a year-on-year increase of 59.5%.
•	OIBDA margin was 52.8%, an all-time record for the Company.
•	Net income totaled $268.4 million, a year-on-year increase of 37.7%.
•	Operating cash flow was $640.0 million, a year-on-year increase of 62.4%.
•	Continued strong growth and improved subscriber market share in Kazakhstan.
•	Acquisition of telecom operators in Georgia (July 2006) and Armenia (November 2006).
•	Approximately 53.3 million subscribers as of November 30, 2006 including 5.9 million subscribers in the CIS outside of Russia.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said,

“We had a very successful third quarter with quarter-on-quarter growth rates for operating revenues, OIBDA and net income exceeding 20%. All-time high financial figures underline our ability to deliver top line results against strategic priorities, and with good cost control, drive OIBDA faster than revenue.

“In Russia, we continued to focus on the quality of our subscriber base, revenue growth and profitability. We again delivered year-on-year ARPU growth, with the third quarter increase much more pronounced than in the previous quarter. This improvement was driven by improved quality of our subscriber base, growing traffic, conservative pricing policy and increased interconnect charges between mobile operators.

“Growth in Kazakhstan continues. Our priorities remain on increasing subscriber market share and expanding usage. An 11% gain in market share and a 30% increase in usage over the past 12 months led to substantial improvements in our financial performance. Net operating revenues for the third quarter of 2006 more than doubled as compared with the third quarter of 2005 and OIBDA grew by more than 2.5 times during the same period.

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

“In Ukraine, our focus is on growing our subscriber base and, at the same time, improving network coverage and quality. We made substantial progress in these areas, leading to improved performance of our key financial and operating indicators. Currently our subscriber base in Ukraine is just under 1.6 million. Going forward we plan to continue to enhance our position in Ukraine.

“In Uzbekistan and Tajikistan, we launched our “Beeline” brand in September 2006 as planned. We are now concentrating on network build-out, functional improvements of operations and quality growth of our subscriber base.

“In the Caucasus, we recently completed the acquisition of ArmenTel, a telecom operator in Armenia. Coupled with our recent entry into Georgia, we are on the way to becoming an important telecom operator in this part of the world.”

Key Consolidated Operating Indicators

	3Q2006	3Q2005	Change, Y-on-Y	2Q2006	Change, Q-on-Q
Subscribers, end of period (EOP)	52,381,500	40,053,100	30.8%	50,822,100	3.1%
% of prepaid	96.8%	96.7%		96.8%
Churn, quarterly *)	9.8%	8.8%		7.8%
ARPU (US$)	8.7	7.8	11.5%	7.5	16.0%
MOU, (min)	121.7	109.3	11.3%	114.4	6.4%
SAC, (US$)	15.7	11.4	37.7%	16.3	-3.7%

*)	High level of churn is typical for predominantly prepaid markets like Russia and the CIS in general. It becomes more pronounced with the reduction of gross sales in Russia. Additionally, this effect is enhanced in the third quarter due to repercussions of heavy seasonal promotional campaigns in Russia and Kazakhstan around the previous New Year.

In addressing the churn issue, the Company is focused on protecting its revenue base employing a segmented approach with the emphasis on higher ARPU consumer segments.

Key Consolidated Financial Indicators

	3Q2006	3Q2005	Change, Y-on-Y	2Q2006	Change, Q-on-Q
Net operating revenues (US$,000)	1,358,853	890,291	52.6%	1,121,546	21.2%
including interconnect revenue	161,079	23,635	581.5%	84,502	90.6%
OIBDA (US$, 000)	717,796	449,957	59.5%	561,555	27.8%
OIBDA margin	52.8%	50.5%		50.1%
Gross margin (US$, 000)	1,109,219	737,935	50.3%	920,276	20.5%
Gross margin percentage	81.6%	82.9%		82.1%
SG&A (US$, 000)	387,236	283,856	36.4%	355,031	9.1%
SG&A percentage	28.5%	31.9%		31.7%
Net income (US$, 000)	268,370	194,875	37.7%	194,946	37.7%
Net income per share (US$)	5.28	3.82		3.83
Net income per ADS (US$)	1.32	0.96		0.96

In the third quarter of 2006, VimpelCom invested approximately $380.3 million for the purchase of long-lived assets and $12.7 million for the acquisition of Mobitel in Georgia.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan.

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

RUSSIA

	3Q2006	3Q2005	Change, Y-on-Y	2Q2006	Change, Q-on-Q
Net operating revenues*) (million US$)	1,228.1	842.2	45.8%	1,020.5	20.3%
including interconnect revenue	133.5	12.1	1003.3%	63.8	109.2%
OIBDA (million US$)	666.4	431.4	54.5%	529.7	25.8%
OIBDA margin	54.2%	51.2%		51.9%
Gross margin (US$, 000)	1016.3	706.5	43.8%	849.4	19.6%
Gross margin percentage	82.7%	83.9%		83.2%
SG&A (US$, 000)	346.2	271.4	27.6%	317.6	9.0%
SG&A percentage	28.2%	32.2%		31.1%
Net income (million US$)	280.0	196.6	42.4%	197.6	41.7%

ARPU (US$)	8.6	7.7	11.7%	7.4	16.2%
ARPUACT (active subscribers), (US$)	10.6	9.0	17.8%	9.0	17.8%
MOU (min.)	123.2	111.6	10.4%	115.9	6.3%
MOUACT (active subscribers) (min)	151.9	129.9	16.9%	140.7	8.0%
SAC (US$)	17.1	11.5	48.7%	17.5	-2.3%
Subscribers, EOP	47,651,000	38,401,100	24.1%	46,905,600	1.6%
Active subscribers, EOP	38,790,400	32,177,400	20.6%	38,161,700	1.6%
Subscriber market share, EOP	32.4%	34.3%		33.4%

*)	Excluding inter-company transactions.

Developments in the Russian market in the third quarter were centered around CPP (“Calling Party Pays”), which was introduced on July 1, 2006. Along with the introduction of free incoming calls, CPP triggered other changes including newly introduced interconnect charges payable by fixed-line operators to mobile operators, revised interconnect charges between mobile operators, as well as general pricing adjustments. The Company believes that CPP stimulated healthier and more economically justified behavior by most market participants.

In Russia, VimpelCom focused on protecting its revenue base and profitability. As a result, the direct negative CPP effect (lost revenue from incoming calls) was offset by interconnect payments from fixed-line operators and by the introduction of a first-minute charge on certain tariff plans. Growth in revenue came primarily from increased traffic (helped by seasonal effects), transition to ruble-based tariffs and an increase in interconnect charges between mobile operators.

Selling, general and administrative expenses (SG&A) as a percentage of net operating revenue fell to 28.2%, the lowest quarterly figure in Russia since 1998. This improvement in SG&A as a percentage of revenue came primarily as a result of two factors: an increase in revenue, which has no direct impact on SG&A in absolute terms, and a seasonal decrease in advertising and marketing expenses.

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

As the Russian market becomes saturated and subscriber growth slows, SAC, defined as the ratio of dealer commissions and marketing and advertising expenses to gross new subscribers, is becoming less relevant because marketing and advertising expenses in a saturated market without handset subsidies increasingly relate to retention and loyalty of the entire existing subscriber base, rather than to attracting new subscribers. As the denominator in the definition of SAC – gross new subscribers – is rapidly declining, SAC, as it is defined, will generally trend upwards in Russia. Accordingly, in the third quarter of 2006, SAC increased 48.7% compared with the third quarter of 2005.

The combined effect of the above mentioned factors led to the record figures for net operating revenue, OIBDA and net income in the third quarter of 2006 in Russia. The OIBDA margin of 54.2% was also the highest ever recorded by the Company in Russia.

Until June 30, 2006 the functional currency of the substantial majority of VimpelCom operations was the US dollar, because the majority of revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in US dollars.

During the second quarter of 2006, VimpelCom announced the introduction of a fixed exchange rate for its customers at 28.7 Russian roubles per 1 U.S. dollar. While this change was implemented in June 2006, the full impact of this change was realized in the third quarter. Accordingly, VimpelCom changed its functional currency from U.S. dollars to Russian roubles beginning July 1, 2006.

The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of non-monetary assets and liabilities as of July 1, 2006 in total amount of $305.7 million. This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity.

KAZAKHSTAN

	3Q2006	3Q2005	Change, Y-on-Y	2Q2006	Change, Q-on-Q
Net operating revenues*) (million US$)	103.5	48.1	115.2%	80.1	29.2%
including interconnect revenue	24.0	11.6	106.9%	18.9	27.0%
OIBDA (million US$)	49.0	18.5	164.9%	33.9	44.5%
OIBDA margin	47.0%	38.6%		42.2%
Gross margin (US$, 000)	71.9	31.5	128.3%	55.3	30.0%
Gross margin percentage	69.0%	65.2%		68.9%
SG&A (US$, 000)	22.5	12.5	80.0%	20.2	11.4%
SG&A percentage	21.6%	25.8%		25.2%
Net income (million US$)	-0.6	-1.7	64.7%	11.0	-105.5%

ARPU (US$)	11.3	10.5	7.6%	10.0	13.0%
ARPUACT (active subscribers), (US$)	14.4	10.8	33.3%	12.6	14.3%
MOU (min.)	68.6	53.5	28.2%	52.4	30.9%
MOUACT (active subscribers) (min)	87.5	55.1	58.8%	66.3	32.0%
SAC (US$)	8.5	10.0	-15.0%	9.3	-8.6%
Subscribers, EOP	3,230,400	1,652,000	95.5%	2,880,900	12.1%
Active subscribers, EOP	2,596,300	1,612,300	61.0%	2,204,300	17.8%
Subscriber market share, EOP	46.9%	35.6%		44.2%

*)	Excluding inter-company transactions.

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

In Kazakhstan, the Company showed good progress in operational and financial areas. The positive trends which emerged in the second quarter continued through the third quarter. They included further market share gains, a sequential increase in MOU and ARPU, triple-digit year-on-year growth in net operating revenue and OIBDA. OIBDA margin has also reached a record of 47.0% in Kazakhstan. This was achieved despite an unfavorable trend in foreign currency exchange rates.

During the third quarter of 2006, there was a 7.19% appreciation of the U.S. dollar against the tenge, the Kazakh currency. This led to a foreign exchange loss of $15.8 million in the third quarter connected with the debts stated in U.S. dollars, which, in turn, resulted in a net income loss of $0.6 million for the third quarter of 2006, despite Kar-Tel’s highest ever operating income of $21.5 million. While having a significant negative effect on a quarterly basis, the total impact of local currency fluctuations during the first nine months of 2006 was a $14.1 million gain.

UKRAINE

	3Q2006	2Q2006	Change, Q-on-Q
Net operating revenues*) (million US$)	11.5	5.8	98.3%
including interconnect revenue	3.6	1.8	100.0%
OIBDA (million US$)	-6.1	-11.3
Gross margin (US$, 000)	7.3	2.3	217.4%
Gross margin percentage	58.9%	39.0%
SG&A (US$, 000)	13.5	13.2	2.3%
SG&A percentage	108.9%	223.7%
Net income (million US$)	-13.0	-17.0	23.5%

ARPU (US$)	5.5	4.7	17.0%
ARPUACT (active subscribers), (US$)	6.7	5.9	13.6%
MOU (min.)	139.0	137.2	1.3%
MOUACT (active subscribers) (min)	168.4	172.4	-2.3%
SAC (US$)	12.3	14.5	-15.2%
Subscribers, EOP	938,700	569,400	64.9%
Active subscribers, EOP	766,100	473,300	61.9%
Subscriber market share, EOP	2.3%	1.6%

*)	Excluding inter-company transactions.

In Ukraine, we have worked on expanding network coverage and improving the quality of our services in targeted areas. The Company achieved good results in growing its subscriber base together with improving ARPU. As of today, we have approximately 1.6 million subscribers and our network quality is rapidly improving.

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

Although our start in Ukraine was slower than expected, our overall views on the opportunities in Ukraine remain unchanged. The business in Ukraine is progressing and we plan to continue to focus our efforts on developing the network and further building our subscriber base.

NEW OPERATIONS

	3Q2006	2Q2006	Change, Q-on-Q
Uzbekistan
Net operating revenues*) (million US$)	15.7	15.0	4.7%
OIBDA (million US$)	9.5	9.5	0.0%
OIBDA margin	60.5%	63.3%
Net income (million US$)	3.2	3.6	-11.1%
Subscribers, EOP	546,900	451,600	21.1%
Subscriber market share, EOP	26.2%	26.7%

Tajikistan
Net operating revenues*) (million US$)	0.08	0.12	-33.3%
OIBDA (million US$)	-0.98	-0.31
Net income (million US$)	-0.78	-0.30
Subscribers, EOP	14,500	14,600	-0.7%
Subscriber market share, EOP	4.0%	5.1%

*)	Excluding inter-company transactions.

Penetration rates in Uzbekistan and Tajikistan are low, approximately 8% and 5%, respectively, and we are still at the initial development phase in these countries. Currently our focus is on upgrading the network and services, strengthening the organization and transferring our knowledge and experience to our subsidiaries in Uzbekistan and Tajikistan.

The Company’s management will discuss its third quarter 2006 results during a conference call and slide presentation on November 30, 2006 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through December 7, 2006 and December 30, 2006, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, and recently acquired companies in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Although the third quarter 2006 U.S. GAAP financial statements were approved by the requisite majority of our board, the three directors on our board who were nominated by our shareholder Telenor East Invest AS and who are officers of Telenor or its affiliates voted against approval.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development

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VimpelCom Announces Third Quarter And Nine Month 2006 Financial And Operating Results

plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall revenues and its subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

-Definitions and tables are attached –

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

Prepaid subscribers are those subscribers who pay for their services in advance.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUACT is ARPU calculated with regard to active subscribers.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

MOUACT is MOU calculated with regard to active subscribers.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan, respectively. Subscriber statistics for these countries are taken from reports published by consulting agencies specializing in the telecommunications industry in Russia and the CIS, reports of other mobile operators, or are estimated by the Company.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	1,354,305	US$	881,841	US$	3,400,607	US$	2,274,305
Sales of handsets and accessories		4,365		6,948		15,013		22,971
Other revenues		710		1,502		2,274		3,421

Total operating revenues		1,359,380		890,291		3,417,894		2,300,697

Revenue based tax		(527)		—		(1,328)		—

Net operating revenues		1,358,853		890,291		3,416,566		2,300,697

Operating expenses:
Service costs		245,359		145,757		604,652		368,360
Cost of handsets and accessories sold		4,275		6,599		14,121		21,080
Selling, general and administrative expenses		387,236		283,856		1,025,192		750,141
Depreciation		243,593		118,000		609,532		307,727
Amortization		45,648		34,518		129,751		103,086
Provision for doubtful accounts		4,187		4,122		10,643		9,498

Total operating expenses		930,298		592,852		2,393,891		1,559,892

Operating income		428,555		297,439		1,022,675		740,805

Other income and expenses:
Interest income		6,152		1,515		11,035		4,506
Other income		723		5,576		4,518		12,399
Interest expense		(49,210)		(35,815)		(139,802)		(107,413)
Other expenses		(8,480)		(6,529)		(20,795)		(18,375)
Net foreign exchange (loss) gain		(11,753)		6		13,929		(170)

Total other income and expenses		(62,568)		(35,247)		(131,115)		(109,053)

Income before income taxes and minority interest		365,987		262,192		891,560		631,752

Income taxes expense		99,088		66,738		262,832		167,577
Minority interest in net earnings of subsidiaries		(1,471)		579		13,307		792

Net income before cumulative effect of a change in accounting principle	US$	268,370	US$	194,875	US$	615,421	US$	463,383

Cumulative effect of a change in accounting principle		—		—		1,882		—

Net income	US$	268,370	US$	194,875	US$	613,539	US$	463,383

Net income per common share	US$	5.28	US$	3.82	US$	12.05	US$	9.07

Net income per ADS equivalent	US$	1.32	US$	0.96	US$	3.01	US$	2.27

Weighted average common shares outstanding (thousands)		50,843		51,010		50,929		51,080

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2006		December 31, 2005
	(unaudited)
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	604,893	US$	363,646
Trade accounts receivable, net		288,553		144,197
Other current assets		460,191		453,582

Total current assets		1,353,637		961,425

Property and equipment, net		4,011,190		3,211,112
Telecommunication licenses and allocation of frequencies, net		879,497		826,948
Goodwill		653,098		477,495
Other intangible assets, net		199,633		196,356
Other assets		650,859		633,700

Total non-current assets		6,394,277		5,345,611

Total assets	US$	7,747,914	US$	6,307,036

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		528,347		544,961
Due to related parties		533		709
Customer advances and deposits		320,284		309,647
Ruble denominated bonds payable, current portion		—		104,230
Bank loans, current portion		317,113		278,537
Accrued liabilities		225,450		181,268

Total current liabilities		1,391,727		1,419,352

Deferred income taxes		449,821		371,008
Bank loans, less current portion		1,957,008		1,540,043
Accrued liabilities		58,369		47,458

Minority Interest		221,870		188,626

Shareholders’ equity		3,669,119		2,740,549

Total liabilities and shareholders’ equity	US$	7,747,914	US$	6,307,036

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2006		2005
	(In thousands of US dollars)
Net cash provided by operating activities	US$	1,434,817	US$	927,648

Purchase of property and equipment		(883,720)		(775,647)
Purchase of minority interest in consolidated subsidiary		—		(8,380)
Purchase of intangible assets		(25,758)		(13,465)
Purchase of Unitel, net of cash acquired $8,364		(192,172)		—
Purchase of Buztel, net of cash acquired $88		(60,350)		—
Purchase of Mobite, net of cash acquired $0		(12,742)		—
Purchase of SakhalinTelecomMobile, net of cash acquired $6,835		—		(48,382)
Purchase of SakhalinTelecom Ltd.		—		(5,040)
Sale of SakhalinTelecom Ltd.		—		4,968
Sale of minority interest in consolidated subsidiary		—		175,000
Purchase of other assets		(248,271)		(205,281)

Net cash used in investing activities		(1,423,013)		(876,227)
Proceeds from bank and other loans		747,909		775,488
Repayment of bank and other loans		(293,756)		(350,692)
Payments of fees in respect of bank loans		(41,651)		(17,590)
Repayment of rouble denominated bonds		(110,783)		—
Purchase of treasury stock		(38,535)		(18,374)
Repayment of equipment financing obligations		(41,269)		(68,155)
Repayments of lease obligations		(91)		—

Net cash provided by financing activities		221,824		320,677

Effect of exchange rate changes on cash		7,619		(3,306)

Net increase / (decrease) in cash		241,247		368,792
Cash and cash equivalents at beginning of period		363,646		305,857

Cash and cash equivalents at end of period	US$	604,893	US$	674,649

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	15,785	US$	12,628
Deferred part of Ericsson non-cash discount in Ukraine		17,899		—
Accounts payable for equipment and other long-lived assets		160,111		150,542
Exchange of 2009 Tendered Notes		232,766		—
Accrued debt and equity offering costs		—		1,927
Operating activities financed by sale of treasury stock		3,899		4,164
Offset of the capital lease liability with accounts receivable		3,843		2,547

Acquisitions:
Fair value of assets acquired		166,034		42,461
Difference between the amount paid and the fair value of net assets acquired		154,061		21,586
Cash paid for acquisitions		(273,716)		(55,217)

Liabilities assumed		46,379		8,830

Attachment C. Reconciliation tables

(Unaudited)

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	717,796	449,957	561,555
Depreciation	(243,593)	(118,000)	(194,845)
Amortization	(45,648)	(34,518)	(43,148)
Operating income	428,555	297,439	323,562

Reconciliation of OIBDA Margin

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA margin	52.8%	50.5%	50.1%
Less: Depreciation as a percentage of net operating revenue	(17.9)%	(13.3)%	(17.4)%
Less: Amortization as a percentage of net operating revenue	(3.4)%	(3.9)%	(3.9)%
Operating income as a percentage of net operating revenue	31.5%	33.3%	28.8%

Reconciliation of SAC

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Selling, general and administrative expenses	387,236	283,856	355,031
Less: General and administrative expenses	283,152	190,745	247,291
Sales and marketing expenses, including	104,084	93,111	107,740
advertising & marketing expenses	54,239	30,886	58,563
dealers’ commission expense	49,845	62,225	49,177
New gross subscribers,’000	6,614	8,159	6,592
Subscriber Acquisition Cost (SAC) (US$)	15.7	11.4	16.3

Reconciliation of ARPU

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Service revenue and connection fees	1,354,305	881,841	1,116,152
Less: Connection fees	413	325	622
Less: Revenue from rent of fiber-optic channels	760	520	325
Service revenue used to calculate ARPU	1,353,132	880,996	1,115,205
Average number of subscribers, ‘000	51,626	37,709	49,383
Average revenue per subscriber per month (US$)	8.7	7.8	7.5

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	666,354	431,423	529,704
Depreciation	(221,973)	(112,964)	(182,684)
Amortization	(26,429)	(26,045)	(25,657)
Operating income	417,952	292,414	321,363

Reconciliation of OIBDA Margin in Russia

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA margin	54.2%	51.2%	51.9%
Less: Depreciation as a percentage of net operating revenue	(18.0)%	(13.4)%	(17.9)%
Less: Amortization as a percentage of net operating revenue	(2.2)%	(3.1)%	(2.5)%
Operating income as a percentage of net operating revenue	34.0%	34.7%	31.5%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Selling, general and administrative expenses	346,157	271,385	317,608
Less: General and administrative expenses	253,853	182,262	221,992
Sales and marketing expenses, including	92,304	89,123	95,616
advertising & marketing expenses	46,487	29,453	50,709
dealers’ commission expense	45,817	59,670	44,907
New gross subscribers,’000	5,404	7,761	5,469
Subscriber Acquisition Cost (SAC) (US$)	17.1	11.5	17.5

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Service revenue and connection fees	1,223,681	833,888	1,014,810
Less: Connection fees	410	325	622
Less: Revenue from rent of fiber-optic channels	760	520	325
Service revenue used to calculate ARPU	1,222,511	833,043	1,013,863
Average number of subscribers,’000	47,306	36,182	45,803
Average revenue per subscriber per month (US$)	8.6	7.7	7.4
Average number of active subscribers,’000	38,365	30,962	37,733
Average revenue per active subscriber per month (US$)	10.6	9.0	9.0

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	49,023	18,534	33,908
Depreciation	(17,981)	(5,036)	(9,363)
Amortization	(9,550)	(8,473)	(9,324)
Operating income	21,492	5,025	15,221

Reconciliation of OIBDA Margin in Kazakhstan

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA margin	47.0%	38.6%	42.2%
Less: Depreciation as a percentage of net operating revenue	(17.2)%	(10.5)%	(11.7)%
Less: Amortization as a percentage of net operating revenue	(9.2)%	(17.6)%	(11.5)%
Operating income as a percentage of net operating revenue	20.6%	10.5%	19.0%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Selling, general and administrative expenses	22,508	12,471	20,240
Less: General and administrative expenses	16,521	8,483	14,761
Sales and marketing expenses, including	5,987	3,988	5,479
advertising & marketing expenses	3,329	1,433	2,275
dealers’ commission expense	2,658	2,555	3,204
New gross subscribers,’000	704	398	588
Subscriber Acquisition Cost (SAC) (US$)	8.5	10.0	9.3

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Service revenue and connection fees	104,208	48,282	80,301
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	104,208	48,282	80,301
Average number of subscribers,’000	3,077	1,527	2,681
Average revenue per subscriber per month (US$)	11.3	10.5	10.0
Average number of active subscribers,’000	2,412	1,484	2,120
Average revenue per active subscriber per month (US$)	14.4	10.8	12.6

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	(6,072)	n/a	(11,259)
Depreciation	(1,218)	n/a	(859)
Amortization	(5,232)	n/a	(4,909)
Operating income	(12,522)	n/a	(17,027)

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Selling, general and administrative expenses	13,466	n/a	13,216
Less: General and administrative expenses	8,841	n/a	7,283
Sales and marketing expenses, including	4,625	n/a	5,933
advertising & marketing expenses	3,861	n/a	5,312
dealers’ commission expense	764	n/a	621
New gross subscribers,’000	375	n/a	408
Subscriber Acquisition Cost (SAC) (US$)	12.3	n/a	14.5

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
Service revenue and connection fees	12,320	n/a	5,948
Less: Connection fees	3	n/a	0
Less: Revenue from rent of fiber-optic channels	0	n/a	0
Service revenue used to calculate ARPU	12,317	n/a	5,948
Average number of subscribers,’000	741	n/a	424
Average revenue per subscriber per month (US$)	5.5	n/a	4.7
Average number of active subscribers,’000	611	n/a	338
Average revenue per active subscriber per month (US$)	6.7	n/a	5.9

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	9,532	n/a	9,507
Depreciation	(2,380)	n/a	(1,902)
Amortization	(3,268)	n/a	(3,113)
Operating income	3,884	n/a	4,492

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA margin	60.5%	n/a	63.3%
Less: Depreciation as a percentage of net operating revenue	(15.1)%	n/a	(12.7)%
Less: Amortization as a percentage of net operating revenue	(20.7)%	n/a	(20.7)%
Operating income as a percentage of net operating revenue	24.7%	n/a	29.9%

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	September 30, 2006	September 30, 2005	June 30, 2006
OIBDA	(980)	n/a	(305)
Depreciation	(41)	n/a	(37)
Amortization	(50)	n/a	(145)
Operating income	(1,071)	n/a	(487)

VimpelCom Presentation of 3Q 2006 Financial and Operating Results November 30, 2006

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in Russia and the CIS (in terms of subscribers, revenues and operating coverage area), ARPU trends, and free cash flow and capital expenditure projections. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in
Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation with third parties or our shareholders (including Telenor).  The actual outcome may also differ materially if the VimpelCom Group is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to grow in Russia and the CIS, that
Russian operations will be cash flow positive in 2006 or that the Company will be successful in integrating its acquired
CIS operations into the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on
Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States
Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-
looking statements contained in this release, or to make corrections to reflect future events or developments.

Welcome Remarks Alexander Izosimov, Chief Executive Officer

VimpelCom 3Q2006 Financial Highlights
+52.6%
Revenue, $ mln
1,358.9
1,121.5
936.2
910.4
890.3
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
+37.7%
Net Income, $ mln
194.9
151.7
150.2
194.9
268.4
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
OIBDA Margin, %
50.5%
46.1%
51.6%
50.1%
52.8%
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
+59.5%
OIBDA, $ mln
717.8
561.6
482.6
419.7
450.0
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06

Strong Balance Sheet
2,343
1,581
1,998
4,780
6,307
7,748
2004 2005 9M2006
Total Debt
Total Assets
Source: VimpelCom
*LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM
Depreciation and amortization
LTM stands for “last twelve months” to reporting date
* * Includes Impairment of long-lived assets
* * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein
Assets and Liabilities, $ mln
($ mln) 09/30/06 12/31/05 12/31/04
Cash and Cash Equivalents 605 364 306
Total Assets 7,748 6,307 4,780
Total Debt 2,343 1,998 1,581
  -Short-term 358 421 190
  -Long-term 1,985 1,577 1,391
Shareholders' Equity 3,669 2,741 2,157
LTM  OIBDA* 2,182 1,571 1,027
- LTM Depreciation and
amortization** 922 593 353
- LTM Operating Income 1,260 978 674
LTM Interest 180 147 86
Debt/Equity 0.6 0.7 0.7
Debt/OIBDA*** 1.1 1.3 1.5
OIBDA/Interest 12.1 10.7 12
Debt/Assets 0.3 0.3 0.3

Net Operating Cash Flow vs CAPEX
* Net operating cash flow as % of Capex
70.3%*
79.4%*
108.9%*
64.8%*
1,805.4
511.9
805.4
1,298.2
1,657.8
728.0
1,242.0
1,635.3
2003 2004 2005 30.09.06 (LTM)
Net Operating Cash Flow, $ mln Capex, $ mln

Operating Highlights: Russia
9.0
8.4
7.8
9.0
10.6
7.7
7.0
6.6
7.4
8.6
3Q05 4Q05 1Q06 2Q06 3Q06
ARPU active base ARPU
34% 34%
34%
33%
32%
19%
19%
18% 18%
19%
12%
12%
13%
14%
14%
34%
34% 35% 35% 35%
3Q05 4Q05 1Q06 2Q06 3Q06
MTS VimpelCom MegaFon Others
MOU (min) ARPU (US$)
VimpelCom Subscriber Base in Russia, mln Subscriber Market Share in Russia
129.9
131.4
132.0
140.7
151.9
111.6
109.5
110.6
115.9
123.2
3Q05 4Q05 1Q06 2Q06 3Q06
MOU active base MOU
44.8
46.9
47.7
43.1
38.4
32.2
35.9
37.4
38.2
38.8
6.2
7.2
7.4
8.7
8.9
3Q05 4Q05 1Q06 2Q06 3Q06
Active Inactive

Financial Highlights: Russia
+45.8%
Net Revenues, $ mln
842.2
859.2 871.0
1,020.5
1,228.1
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
CAPEX, $ mln
230.8
622.6
146.4
297.4
225.7
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
+54.5%
OIBDA, $ mln
666.4
529.7
462.3
404.1
431.4
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
CAPEX/Revenue, LTM
32.5%
36.1%
41.6%
49.4%
47.5%
56.5%
2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06

Operating Highlights: Kazakhstan
10.8
10.3
8.8
12.6
14.4
10.5
9.1
7.8
10.0
11.3
3Q05 4Q05 1Q06 2Q06 3Q06
ARPU active base ARPU
3.2
2.9
2.5
2.1
1.7
1.6
1.8
2.1
2.2
2.6
0.6
0.4
0.7
0.24
0.04
3Q05 4Q05 1Q06 2Q06 3Q06
Active Inactive
62%
60%
55%
52%
49%
36%
37%
41%
44%
47%
2%
3%
4% 4% 4%
3Q05 4Q05 1Q06 2Q06 3Q06
K'Cell KarTel Others
ARPU (US$) MOU (min)
VimpelCom Subscriber Base in Kazakhstan, mln.
Subscriber Market Share in Kazakhstan
55.1
49.2
44.8
66.3
87.5
53.5
43.4
40.0
52.4
68.6
3Q05 4Q05 1Q06 2Q06 3Q06
MOU active base MOU

Financial Highlights: Kazakhstan
+115.2%
Net Revenues, $ mln
103.5
80.1
54.0
49.2
48.1
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
CAPEX, $ mln
54.6
36.5
35.7
57.2
30.9
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
+164.9%
OIBDA, $ mln
18.5
17.0
21.9
33.9
49.0
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06
CAPEX/ Revenue, LTM
67.0%
77.5%
80.9%
69.3%
64.2%
3Q 05 4Q 05 1Q 06 2Q 06 3Q 06

Operating and Financial Highlights:
Ukraine
VimpelCom Subscriber Base in Ukraine, mln.
ARPU (US$) MOU (min)
Net Revenue in Ukraine, $ mln
4.3
3.4
5.9
6.7
4.1
2.6
4.7
5.5
4Q05 1Q06 2Q06 3Q06
ARPU active base ARPU
36.2
60.8
172.4
168.4
34.6
47.3
137.2
139.0
4Q05 1Q06 2Q06 3Q06
MOU active base MOU
+475.0%
2.0
2.1
5.8
11.5
4Q05 1Q06 2Q06 3Q06
0.94
0.28
0.57
0.26
0.26
0.14
0.47
0.77
0.10
0.17
0.14
4Q05 1Q06 2Q06 3Q06
Active Inactive

The Rest of the CIS
The “Beeline” brand was launched in Uzbekistan and
Tajikistan in September 2006.
“Mobitel”, a Georgian GSM-1800 license holder,
was             acquired in July 2006.  Network
construction is under way.
ArmenTel, an Armenian fixed-line and mobile
communications operator, was acquired in November
2006.

Summary
Highest quarterly revenue and OIBDA ever, reaching $1.36
billion and $0.72 billion, respectively.
Strong Y-o-Y revenue growth of 52.6%.
Robust ARPU growth in major markets.
OIBDA growth of 59.5% y-o-y and OIBDA margin of 52.8%.
Exceptionally strong revenue, OIBDA growth and market share
gain in Kazakhstan.
Strong subscriber growth in Ukraine.

Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

Beeline™

($'000)	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	Three months ended				
	Reconciliation of OIBDA to operating income				
OIBDA	**717,796**	**561,555**	**482,607**	**419,692**	**449,957**
Depreciation	(243,593)	(194,845)	(171,094)	(143,425)	(118,000)
Amortization	(45,648)	(43,148)	(40,955)	(39,040)	(34,518)
Operating Income	**428,555**	**323,562**	**270,558**	**237,227**	**297,439**
	Reconciliation of OIBDA margin to operating income as percentage of net operating revenue				
OIBDA margin	**52.8%**	**50.1%**	**51.6%**	**46.1%**	**50.5%**
Less: Depreciation as % of net operating revenues	(17.9%)	(17.4%)	(18.3%)	(15.7%)	(13.3%)
Less: Amortization as % of net operating revenues	(3.4%)	(3.9%)	(4.4%)	(4.3%)	(3.9%)
Operating Income	**31.5%**	**28.8%**	**28.9%**	**26.1%**	**33.3%**

17

Reconciliation of OIBDA and OIBDA Margin in
Russia (Unaudited)
($'000)
September 30,
2006
June 30,
2006
March 31,
2006
December 31,
2005
September 30,
2005
OIBDA 666,354 529,704 462,337 404,113 431,423
  Depreciation (221,973) (182,684) (161,936) (135,740) (112,964)
  Amortization (26,429) (25,657) (24,977) (27,998) (26,045)
Operating Income 417,952 321,363 275,424 240,375 292,414
OIBDA margin 54.2% 51.9% 53.1% 47.0% 51.2%
Less: Depreciation as % of net
operating revenues (18.0%) (17.9%) (18.6%) (15.7%) (13.4%)
Less: Amortization as % of net
operating revenues (2.2%) (2.5%) (2.9%) (3.3%) (3.1%)
Operating Income 34.0% 31.5% 31.6% 28.0% 34.7%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

Reconciliation of OIBDA and OIBDA Margin
in Kazakhstan (Unaudited)
($'000)
September 30,
2006
June 30,
2006
March 31,
2006
December 31,
2005
September 30,
2005
OIBDA 49,023 33,908 21,907 16,979 18,534
  Depreciation (17,981) (9,363) (7,672) (7,655) (5,036)
  Amortization (9,550) (9,324) (8,785) (8,245) (8,473)
Operating Income 21,492 15,221 5,450 1,079 5,025
OIBDA margin 47.0% 42.2% 40.3% 34.2% 38.6%
Less: Depreciation as % of net
operating revenues (17.2%) (11.7%) (14.1%) (15.4%) (10.5%)
Less: Amortization as % of net
operating revenues (9.2%) (11.5%) (16.2%) (16.6%) (17.6%)
Operating Income 20.6% 19.0% 10.0% 2.2% 10.5%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

Reconciliation of ARPU in Russia
(Unaudited)
($'000)
September 30,
2006
June 30,
2006
March 31,
2006
December 31,
2005
September 30,
2005
Service revenue and connection
fees 1,223,681 1,014,810 864,767 849,775 833,888
Less: Connection fees
410 622 404 259 325
Less: Revenue from rent of fiber-optic
channels
760 325 328 309 520
Service revenue used to calculate
ARPU
1,222,511 1,013,863 864,035 849,207 833,043
Average number of subscribers ('000)
47,306 45,803 43,919 40,484 36,182
ARPU(US$)
8.6 7.4 6.6 7.0 7.7
Average number of active subscribers ('000)
38,365 37,733 36,784 33,754 30,962
ARPU per active subscriber (US$)
10.6 9.0 7.8 8.4 9.0
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Kazakhstan
(Unaudited)
($'000)
September 30,
2006
June 30,
2006
March 31,
2006
December 31,
2005
September 30,
2005
Service revenue and connection
fees 104,208 80,301 54,382 49,668 48,282
Less: Connection fees
0 0 0 0 0
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 0
Service revenue used to calculate
ARPU
104,208 80,301 54,382 49,668 48,282
Average number of subscribers ('000)
3,077 2,681 2,316 1,818 1,527
  ARPU(US$)
11.3 10.0 7.8 9.1 10.5
Average number of active subscribers ('000)
2,412 2,120 2,070 1,604 1,484
  ARPU per active subscriber (US$)
14.4 12.6 8.8 10.3 10.8
Reconciliation of ARPU to service revenue and connection fees
Three months ended

Reconciliation of ARPU in Ukraine
(Unaudited)
($'000)
September 30,
2006
June 30,
2006
March 31,
2006
December 31,
2005
September 30,
2006
Service revenue and connection
fees 12,320 5,948 2,103 1,952 n/a
Less: Connection fees
3 0 0 0 n/a
Less: Revenue from rent of fiber-optic
channels
0 0 0 0 n/a
Service revenue used to calculate
ARPU
12,317 5,948 2,103 1,952 n/a
Average number of subscribers ('000)
741 424 268 239 n/a
ARPU (US$)
5.5 4.7 2.6 4.1 n/a
Average number of active subscribers ('000)
611 338 208 228 n/a
ARPU per active subscriber (US$)
6.7 5.9 3.4 4.3 n/a
Reconciliation of ARPU to service revenue and connection fees
Three months ended